

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 7, 2007

Noel J. Guillama, Chief Executive Officer
The Quantum Group, Inc.
3420 Fairlane Farms Road, Suite C
Wellington, FL 33414

> **Re:** **The Quantum Group, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form SB-2**
> **Filed July 5, 2006**
> **File No. 333-142990**

Dear Mr. Guillama:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated June 19, 2007 that the shares issuable upon conversion of your convertible debentures would be privately issued. We also note that throughout this document you continue to refer to "offering units" when discussing the securities that will be issued upon conversion of the convertible debentures or exchange of the restricted bridge shares. Since the securities will be privately issued and are not part of the units being offered by this registration statement, please revise to delete your reference to "offering units" in connection with the conversion of the convertible debentures.

2. We note your response to comment 4 of our previous letter that you have revised the beneficial ownership table. We are not able to locate the revised disclosure on pages 52 and 53 that evidences inclusion of the shares issuable upon conversion of your debt. Further, please confirm that you have included the Late Registration Shares in this calculation. Please revise or advise.

3. We note from your response to comment 7 that you have deleted the risk factor disclosure that the warrants will be of no value if the registration statement covering the shares underlying the warrants is not effective or if the underlying shares are not registered in the applicable states. Please tell us why you have deleted this risk factor.

4. Please revise the summary section entitled "Significant Risks" on page 2 and the risk factor section to disclose the total number of shares (including the bridge shares, conversion shares, and late registration shares) into which the convertible debt may be converted, that upon conversion of the convertible debt you intend to file a registration statement for these shares immediately after this registration statement is effective, and the risks associated with such sales.

5. Please revise the summary risk factor section to disclose that your auditors have issued a going concern opinion and the amount of your losses to date.

6. We note your response to comment 11 that this is a firm commitment underwriting and that any references to best efforts underwriting were included inadvertently and have been deleted. However, we note the disclosure on page 6 that "though we expect that this proposed secondary public offering will be fully subscribed, we can give no assurance that it will happen. The timing, size and completion of this offering will be critical in the repayment of outstanding debt…" Please revise or advise.

7. Please revise the first risk factor on page 13 that discusses the risk of future sales to reflect the shares issuable upon exchange of restricted bridge shares disclosed on page 55.

8. Please revise the risk factor section to include a risk factor regarding the amount of Late Registration Shares that you owe and the risks associated with your obligation to issue such Late Registration Shares.

9. Please revise footnote one to the use of proceeds table to disclose the additional warrants that you would need to issue should all of the debentures be converted.

10. We note your response to comment 10 that your shares are not penny stocks and the disclosure concerning the safe harbors for forward looking statements was appropriate because your securities will be listed on the American Stock

Exchange. Please revise your prospectus until such time as your securities have been listed on the AMEX or accepted for listing on the AMEX.

11. We note the revised disclosure on page 55. We note that you sold 121 Bridge Units for $6,050,000, which equates to a price of $50,000 per unit. We note that each unit consists of a $50,000 8% debenture and 6,061 restricted shares. You further disclose that the restricted shares are exchangeable into offering units "equivalent to their initial investments in the Bridge Units purchased" even though such unit holders would retain ownership of the $50,000 debenture. We also note disclosure throughout this document that the debentures are convertible into shares. Please advise us of the document that controls the conversion of each (i) the restricted securities and (ii) the debentures in your Bridge Units and file such document as an exhibit with your next amendment.

12. In connection with the preceding comment, based on your disclosure, it would appear that the Bridge Unit purchasers are able to convert one restricted share into more than one *unit* (6061 bridge shares = 7693 units [2 shares and 2 warrants]) and are able to able to convert their debentures based on 70% of the offering price. Please discuss the basis and formula for converting 6061 shares into 7693 *units*. Please revise your disclosure, elsewhere in the document, when discussing the convertible debentures to also discuss the impact of the exchange of restricted bridge shares into units. Also, provide clear disclosure of the total amount of shares and warrants the Bridge Unit investors will receive upon conversion of the debentures and restricted securities underlying the Bridge Units.

13. Please revise to disclose the number of late registration shares that have accrued to date.

14. Please file the underwriting agreement with your next amendment.

15. Please include a form of Bridge Unit as an exhibit with your next amendment.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Joel D. Mayersohn, Esq.

Fax No. (954) 713-7700